UNITED STATES OF AMERICA

                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

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                                              :
              In the Matter of                :
                                              :
  AMERICAN ELECTRIC POWER COMPANY, INC.       :  CERTIFICATE OF
                                              :  NOTIFICATION
       APPALACHIAN POWER COMPANY              :  NO. 21
           WHEELING POWER COMPANY             :
              Columbus, Ohio                  :
                                              :
                 (70-8693)                    :
Public Utility Holding Company Act of 1935    :
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         THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and
certain of its electric utility subsidiaries, in accordance with the terms and conditions of, and for the purposes represented by, the Application or declaration herein, as amended, the orders of the Securities and Exchange Commission with respect thereto, dated December 8, 1995 and May 4, 1998, have carried out the transactions listed below:
1. Wheeling Power Company made short-term note borrowings from Key Bank National Association during the calendar quarter ended March 31, 2001; Appalachian Power Company sold commercial paper to Lehman Brothers Commercial Paper, Incorporated and Banc One Capital Markets, Inc.

         These note borrowings from banks and commercial paper transactions, if any, are summarized on the attached computer printouts for each company. Bank note borrowings are indicated as "BL" and Commercial Paper transactions by each company are indicated as "CP".
         The interest rate for each transaction involving note borrowings from banks in the report is calculated on an interest-bearing basis and a 360-day year. The interest rate for each commercial paper transaction is calculated on a discounted basis and a 360-day year. The actual prime rates in effect during the quarter are set forth in Exhibit A.
                  This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the calendar quarter during which the above-described transactions were consummated.

                                    SIGNATURE
                            As requested by order of this Commission pursuant to
                  the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 20th day of April 2001.

                                          AMERICAN ELECTRIC POWER COMPANY, INC.
                                          APPALACHIAN POWER COMPANY
                                          WHEELING POWER COMPANY



                                            By:       /s/ A. A. Pena
                                               -------------------------------
                                                 Vice President and Treasurer

                                    EXHIBIT A



                         AMERICAN ELECTRIC POWER SYSTEM

                         Schedule of Monthly Prime Rates
                     First Quarter of the Calendar Year 2001



                            Month Actual Prime Rates*


                              Jan 1 - Mar 31 8.00%

o Represents the prime commercial lending rates of major New York City banks as reported in The Wall Street Journal.

Appalachian     Power
Company

      DEBT TYPE         SETTLEMENT DATE         MATURITY DATE           INTEREST RATE          PRINCIPAL AMOUNT
         CP                2-Jan-01               11-Jan-01                  7.1                 $18,700,000
         CP                3-Jan-01               17-Jan-01                  6.9                  31,700,000
         CP                4-Jan-01               22-Jan-01                  6.45                 24,450,000
         CP                4-Jan-01               22-Jan-01                  6.45                 20,000,000
         CP                5-Jan-01               29-Jan-01                  6.25                 33,100,000
         CP                8-Jan-01               25-Jan-01                  6.2                  3,250,000
         CP                11-Jan-01              23-Jan-01                  6.3                  12,050,000
         CP                12-Jan-01              23-Jan-01                  6.5                  3,500,000
         CP                16-Jan-01              24-Jan-01                  6.7                  33,125,000
         CP                17-Jan-01              19-Jan-01                  7.25                 4,000,000
         CP                18-Jan-01              19-Jan-01                  7.5                  11,500,000
         CP                18-Jan-01              19-Jan-01                  7.5                  1,875,000
         CP                19-Jan-01              30-Jan-01                  7.05                 13,000,000

  Wheeling Power
      Company
     DEBT TYPE        SETTLEMENT DATE          MATURITY DATE           INTEREST RATE         PRINCIPAL AMOUNT
        BL               02-Jan-01               05-Jan-01                 7.21                  $200,000
        BL               05-Jan-01               19-Jan-01                 6.62                  5,275,000
        BL               19-Jan-01               30-Jan-01                 6.53                  4,250,000